UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date June 12, 2012	By	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

RESOLUTION PASSED AT THE BOARD MEETING

REGARDING THE ISSUANCE OF CORPORATE BONDS AND

CHANGE OF AUTHORISED REPRESENTATIVE IN HONG KONG

I.	RESOLUTION PASSED AT THE BOARD MEETING

Pursuant to the articles of association and the rules for the meeting of the board of directors (董事會議事規則) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong, the Chairman, the fifteenth ordinary meeting (the “Meeting”) of the sixth session of the board (the “Board”) of directors (the “Directors”) of the Company was held on 12 June 2012, through correspondence. The following resolution was unanimously agreed and passed at the Meeting:

Considered and approved the proposal of the “Issuance of corporate bonds”, the details of which are as follows:

1.	Issue size: The amount of the corporate bonds (the “Bonds”) shall not be more than RMB8.8 billion (including RMB8.8 billion). The Bonds may be offered in one tranche or multiple tranches with reference to the Company’s requirements for aircraft financing. The actual size of issue and number of tranches will be determined within the aforesaid scope by Mr. Liu Shaoyong, the Chairman, and/ or Mr. Ma Xulun, the Vice Chairman, pending an authorisation to be granted at the meeting of the shareholders of the Company (the “Shareholders”) based on the Company’s funding requirements and market conditions at the time of issue.

2.	Maturity and class of issue: The Bonds offered shall have a term of not more than 10 years in the form of a uniform maturity date or a bond portfolio with several maturity dates. The actual composition of maturity and the size of each class of the Bonds in terms of maturity will be determined by Mr. Liu Shaoyong, the Chairman, and/or Mr. Ma Xulun, the Vice Chairman, pending an authorisation to be granted at Shareholders’ meeting, based on relevant requirements and market conditions.

3.	Place of Issuance: Within the mainland of The People’s Republic of China.

4.	Target investors and placing arrangements for the Shareholders: The Bonds will be issued through public offer and the Shareholders have no pre-emptive rights to subscribe the Bonds.

5.	Major use of proceeds: The proceeds will mainly be applied in the purchase of aircraft, re-financing of bank loans to lower the financing costs and optimize the financing structure and supplement of working capital.

6.	Guarantee: Guarantee will be provided by China Eastern Air Holding Company.

7.	Valid term of the resolution: The resolution on the issuance of the Bonds to be proposed at Shareholders’ meeting shall be valid from the date on which the resolution is considered and approved at the Shareholders’ meeting up to the date of expiry of 24 months upon the approval by the China Securities Regulatory Commission with regard to the issuance of the Bonds.

8.	It is to be proposed at the Shareholders’ meeting that an authorisation be granted to Mr. Liu Shaoyong, the Chairman, and/or Mr. Ma Xulun, the Vice Chairman, to adopt at least the following measures in the event that the Company expects its failure to repay the principal of or interest on the Bonds or default on principal or interest payments of the Bonds upon maturity:

(1)	Not distributing profit to the Shareholders;

(2)	Deferring the implementation of capital expenditure projects such as significant external investments, mergers and acquisitions;

(3)	Reducing or suspending wages and bonuses payable to directors and the senior management;

(4)	Prohibiting the release of chief responsible officers of the Company in relation to the Bonds.

9.	It is proposed at the Shareholders’ meeting that an authorisation be granted generally and unconditionally to Mr. Liu Shaoyong, the Chairman, and/or Mr. Ma Xulun, the Vice Chairman, to deal with matters in relation to the issue of the Bonds to ensure the successful implementation thereof, including but not limited to:

(1)	To the extent permitted by laws and regulations, based on the actual conditions of the Company and the market, formulating the detailed plan for the issue of the Bonds and revising and adjusting the terms of the issuance of the Bonds including but not limited to all matters related to the terms of issue such as the actual issue size, the maturity, interest rates of the Bonds or the determination thereof, the timing of the issue, whether or not to issue in tranches and the number of tranches, whether to set buyback and redemption clauses, guarantees, due dates and methods for principal and interest payments, detailed placing arrangements and where such listing will take place, etc.;

(2)	Engaging intermediaries to handle matters in relation to the issuance of the Bonds and reporting procedures in relation to listing;

(3)	Selecting a bonds trustee manager for the issuance of the Bonds, executing the entrusted management agreement and formulating rules of proceedings for the bondholders’ meeting;

(4)	Formulating, approving, executing, amending and announcing all legal documents related to the public issue of the Bonds, and making corresponding supplements or adjustments to the reporting documents in accordance with the requirements of regulatory authorities;

(5)	Proceeding with matters related to the reporting and listing procedures of the issue of the Bonds;

(6)	Making corresponding adjustments to the detailed plan of the issue of the Bonds and other relevant matters in accordance with opinions of regulatory authorities or deciding whether to proceed with the issuance of the Bonds in accordance with the actual circumstances in the event of any changes in the policy of regulatory authorities on the issue of corporate bonds or any changes in market conditions, save for the matters that are subject to Shareholders’ re-voting at the Shareholders’ meeting under relevant laws, regulations and the articles of association of the Company;

(7)	Proceeding with other matters related to the issue and listing of the Bonds; and

(8)	The authorisation shall be valid from the date on which the resolution is considered and approved at the Shareholders’ meeting up to the date of expiry of 24 months upon the approval by the China Securities Regulatory Commission with regard to the issuance of the Bonds.

10.	It is agreed to authorise the secretary to the Board of the Company to approve, execute and dispatch relevant announcements and disclose relevant information in accordance with the regulatory rules applicable in the jurisdictions where the shares of the Company are listed.

It is agreed to submit the resolution to the next upcoming annual general meeting of the Company for consideration and approval.

II.	CHANGE OF AUTHORISED REPRESENTATIVE IN HONG KONG

The Board hereby announces that the authorised representative in Hong Kong (for the purpose of Section 333 of the Companies Ordinance, Chapter 32 of the Laws of Hong Kong) of the Company has been changed from Mr. Zhang Youjun to Mr. Ge Haiwang.

By order of the Board

中國東方航空股份有限公司

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Joint Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Li Yangmin	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the People’s Republic of China

12 June 2012

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